Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION OF

A.P. PHARMA, INC.

A.P. Pharma, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That Article I of the Certificate of Incorporation of the Corporation is hereby amended in its entirety as follows:

“I: Name. The name of the corporation is Heron Therapeutics, Inc.”

SECOND: That, upon the Effective Time, Section A of Article IV of the Certificate of Incorporation of the Corporation shall be amended and restated in its entirety as follows:

“A. Authorized Capital. The corporation is authorized to issue two classes of shares of stock to be designated, respectively, “preferred” and “common.” The total number of shares which the corporation is authorized to issue is Seventy Seven Million Five Hundred Thousand (77,500,000). The number of common shares authorized to be issued is Seventy Five Million (75,000,000), each such share to have a par value of $0.01 (“Common Stock”), and the number of preferred shares authorized to be issued is Two Million Five Hundred Thousand (2,500,000), each such share to have a par value of $0.01 (“Preferred Stock”).”

THIRD: That, upon the Effective Time, Article IV of the Certificate of Incorporation of the Corporation shall be amended by adding at the end of Section A the following new sentences:

“Effective as of the Effective Time, as defined in the Certificate of Amendment filed with the Delaware Secretary of State on January 9, 2014, each 20 outstanding shares of Common Stock of the Corporation shall be combined and converted automatically into one share of Common Stock. In lieu of any fractional shares to which a holder would be otherwise entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock (pre-reverse-split), as determined by the Board of Directors of the Corporation. The Common Stock issued in this exchange (post-reverse stock split) shall have the same rights, preferences and privileges as the Common Stock (pre-reverse stock split).”

FOURTH: The amendment to the Certificate of Incorporation of the Corporation herein was duly adopted by this Corporation’s Board of Directors in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”). A special meeting of stockholders was duly called upon notice in accordance with Section 222 of the DGCL and held on September 19, 2013, at which meeting the necessary number of shares were voted in favor of the proposed amendments. The stockholders of the Corporation duly adopted this Certificate of Amendment.

FIFTH: The amendment to the Certificate of Incorporation of the Corporation herein shall be effective January 13, 2014 at 12:01 a.m., Eastern Time (the “Effective Time”).

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 9th day of January, 2014.

/s/ Barry D. Quart, Pharm.D.
Name: Barry D. Quart, Pharm.D.
Title: Chief Executive Officer